Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	9 Months Ended September 30, 2007	Fiscal Year Ended
		December 31, 2006	January 1, 2006	January 2, 2005	December 28, 2003	December 27, 2002
EARNINGS:
Income (loss) from continuing operations before income taxes	$(116,926)	$(132,931)	$56,537	$(27,734)	$(53,430)	$5,873
Fixed charges	8,949	10,553	10,068	5,204	1,803	743

Total earnings (loss)	$(107,977)	$(122,378)	$66,605	$(22,530)	$(51,627)	$6,616

FIXED CHARGES:
Interest expense	$6,823	$7,931	$7,718	$3,801	$1,162	$81
Estimated interest within rent expense	2,126	2,622	2,350	1,403	641	662

Total fixed charges	$8,949	$10,553	$10,068	$5,204	$1,803	$743

RATIO OF EARNINGS TO FIXED CHARGES (1)	—	—	6.6x	—	—	8.9x

(1)	For the purposes of computing the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $116.9 million for the nine months ended September 30, 2007 $132.9 million for the fiscal year ended December 31, 2006, $27.7 million for the fiscal year ended January 2, 2005 and $53.4 million for the fiscal year ended December 28, 2003.